SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

PRANA BIOTECHNOLOGY LIMITED ABN 37 080 699 065

INFORMATION MEMORANDUM

This Information Memorandum is dated 30 April 2004 and is provided to Members of Prana Biotechnology Ltd (“Prana” or “the Company”) in connection with a General Meeting of the Company to be held on 1 June 2004.

Proposed Placement

The Company has entered agreements with new institutional investors in respect of a proposed placement of 4 million American Depository Receipts (“ADR’s”) at US$5.00 per ADR together with 5 year warrants to purchase an additional 3 million ADR’s at an exercise price of US$8.00 per ADR (“the Placement”). The Placement would raise US$20 million before costs. If exercised, the warrants would raise an additional US$24 million.

Funds raised by the issue will be used as working capital and for general corporate purposes to enable the Company to independently fund further trials of its MPAC technology (Metal Protein Attenuating Compounds), including accelerating the development of PBT-2 into clinical trials planned for later this year, and to pay the costs of the issue.

Each ADR represents 10 ordinary shares in the capital of the Company. Accordingly, the Placement involves the issue of 40 million ordinary shares and the issue of warrants in respect of 30 million ordinary shares. The subscribers under the Placement are institutional and professional investors in the US named in the proposed Resolution set out in the Notice of Meeting which this Explanatory Statement accompanies and forms part of. The institutional and professional investors were led by OrbiMed Advisors and XMark Funds. Rodman & Renshaw, LLC acted as the placement agent for the offering. Pursuant to Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited (“ASX”), shareholder approval is required to be obtained before the shares and warrants are issued. The Resolution is proposed for this purpose.

The shares proposed to be issued are ordinary shares of the Company which will rank pari passu with the existing ordinary shares of the Company. The shares will be represented by ADR’s. At the current Australian dollar / US dollar conversion rate this represents a placement price of 69.93 cents per share Australian. The Company has previously issued ADR’s, and the terms of the ADR’s will be the same as the Company’s existing ADR’s. ADR’s represent shares and are used for trading on NASDAQ as part of the Company’s dual listing on that Exchange and the ASX. Prana’s ADRs trade on NASDAQ under the symbol PRAN. Shares represented by ADR’s are issued to the Company’s Depository Service Provider, The Bank of New York. Receipts representing 10 shares each are traded on NASDAQ.

The Company is also issuing warrants. Each warrant entitles the holder to acquire an ADR at an exercise price of US$8.00 each. At the current Australian dollar / US dollar conversion rate this represents a conversion price for the warrants of $1.12 per share Australian. The warrants can be exercised at any time up to 5 years after their issue, and will expire on the date which is 5 years after being issued following receiving shareholder approval for the Placement. The warrants will not trade on any market.

Upon exercise of a warrant, the Company must create ADR’s by issuing shares to The Bank of New York. The terms of issue of warrants provide that if there is a re-organisation of the Company’s capital the warrants are also re-organised. If the Company proposes issuing any shares (other than shares subject to outstanding convertible securities or options) during the eighteen months following the closing of the placement it must give the investors a right of first refusal. If the Company determines to make a distribution to all holders of its ordinary shares of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends, etc.), it must give each warrant holder 5 days notice of its intention to do so and if a majority of warrant holders object to the distribution the Company must not proceed until the consent of the warrant holders is obtained. Warrant holders may not withhold their consent unreasonably. The Company is required to maintain a Registration Statement to enable the resale of ADR’s following the exercise of the warrants.

The shares and the warrants will be issued not later than three business days after the approval of the Proposal at the meeting.

Directors’ Recommendation

After having duly considered the terms of the proposed Placement each of the Directors recommend that shareholders vote in favour of the resolution and approve the Placement and authorise the issue of shares and warrants to investors. The raising which represents approximately $27 million in Australian dollars is a great achievement for a company of Prana’s size and status. The quality and reputation of the U.S. institutions who have committed to subscribe for the securities provides a strong endorsement of the Company’s science, the quality of its management and outlook for the future development of its therapies.

None of the Directors of the Company have an interest in the subject matter of the Resolution or will receive a benefit other than benefits the same as benefits would be received by all shareholders.

Each of the Directors intends to vote any shares he holds or controls and any undirected proxies in favour of the Resolution.

Action To Be Taken

Members are requested to either attend personally at the forthcoming meeting at Suite 2, 1233 High Street, Armadale, Victoria, at 10.30am,on Tuesday 1 June 2004 or to forward their proxy form duly completed to be received at the registered office of the Company at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143 (or by facsimile to (03) 9824 8161 (international: +61 3 9824 8161), at least forty-eight (48) hours before the time for holding the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: May 10, 2004